UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of October 2020

Commission File 001 — 33175

Vedanta Limited

(Exact name of registrant as specified in the charter)

1st Floor, ‘C’ wing, Unit 103,

Corporate Avenue, Atul Projects,

Chakala, Andheri (East),

Mumbai-400 093

Maharashtra, India

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Table of Contents

Sub:	Update regarding public notice (“Notice”) to be issued to the shareholders of Vedanta Limited (“Company”) in respect of ongoing Delisting Offer for Equity Shares of the Company.

In connection with the aforesaid delisting offer, this is to inform you that the Company has been advised by Vedanta Resources Limited and its indirect subsidiaries namely, Vedanta Holdings Mauritius Limited and Vedanta Holdings Mauritius II Limited (collectively to be referred as “Acquirers”), to release a public notice to the shareholders of the Company in respect of the ongoing Delisting Offer for Equity Shares of the Company (“Public Notice”).

Please find enclosed the Public Notice for your reference and records. Request you to kindly disseminate the said information on your website.

Further, the Public Notice will be published by the Acquirers in the following newspapers on October 09, 2020:

Newspaper	Language	Editions
Financial Express	English	All editions
Jansatta	Hindi	All editions
Navshakti	Marathi	Mumbai
The Free Press Journal	English	Mumbai

The Public Notice is also being made available on the website of the Company i.e., www.vedantalimited.com.

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: October 9, 2020	VEDANTA LIMITED

By: /s/ Prerna Halwasiya
Name: Prerna Halwasiya
Title: Company Secretary & Compliance Officer

PUBLIC NOTICE FOR THE ATTENTION OF EQUITY SHAREHOLDERS OF

VEDANTA LIMITED

FOR DELISTING OF EQUITY SHARES

CIN: L13209MH1965PLC291394

Registered Office: 1st Floor, ‘C’ Wing, Unit 103, Corporate Avenue,

Atul Projects, Chakala, Andheri (East), Mumbai – 400 093

Company Secretary & Compliance Officer: Ms. Prerna Halwasiya;

Tel. no.: +91 22 6643 4500; Fax no.: +91 22 6643 4530

E-mail ID: comp.sect@vedanta.co.in; Website: www.vedantalimited.com

This public notice (“Notice”) is being issued for the benefit of Public Shareholders, with respect to the ongoing Delisting Offer for Equity Shares of Vedanta Limited in accordance with the Delisting Regulations.

It has been brought to our attention that certain stock brokers who are registered with BSE Limited and who are appointed by the respective Public Shareholders (“Seller Members”) are not allowing Public Shareholders to place their Bid at a price above the Floor Price. All Seller Members should note that as per the Delisting Regulations, Public Shareholders may submit their Bid at any price at or above the Floor Price.

Public Shareholders should note that they can submit their Bids at any price at or above the Floor Price. The process for tendering has been provided in paragraph 17 (Procedure for Tendering) of the Public Announcement and the Letter of Offer (as defined below).

Capitalized terms used in this Notice and not defined herein shall have the same meaning as ascribed to it in the public announcement dated September 28, 2020 which was published on September 29, 2020 (“Public Announcement”) and the letter of offer dated September 28, 2020 (“Letter of Offer”).

Manager to the Offer

J.P. Morgan India Private Limited

CIN: U67120MH1992FTC068724

Address: J.P. Morgan Tower, Off C. S. T. Road,

Kalina, Santacruz (East),

Mumbai – 400 098

Tel. no.: +91 22 6157 3000

Fax no.: +91 22 6157 3911

Email: vedanta_delist@jpmorgan.com

Contact person: Mr. Shagun Gupta

SEBI registration no.: INM000002970

Validity period: Permanent

Registrar to the Offer

Inspired By Passion. Driven By Technology.

KFin Technologies Private Limited

(formerly known as Karvy Fintech Private Limited)

CIN: U72400TG2017PTC117649

Address: Selenium Building, Tower- B,

Plot No 31 & 32, Gachibowli, Financial

District Nanakramguda, Serilingampally,

Hyderabad, Rangareddi – 500032,

Telangana

Tel. no.: +91 40 6716 2222/ 1-800-34-54001

Fax no.: +91 40 2343 1551

Email: vedanta.delisting@kfintech.com

Contact person: Mr. Murali Krishna

SEBI registration no.: INR000000221

Validity period: Permanent

Advisor to the Acquirers for the Delisting Process

CIN: U99999MH1993PLC071865
Address: One BKC, Tower C, 15th Floor, Unit No. 1511,
DAM Capital Advisors Limited	Bandra Kurla Complex, Bandra (East), Mumbai – 400051

For and on behalf of Board of Directors of the Acquirers

For and on behalf of VEDANTA RESOURCES LIMITED

Sd/-	Sd/-	Sd/-
Name: Ravi Rajagopal	Name: Geoffrey Green	Name: Deepak Kumar
Designation: Director	Designation: Director	Designation: Company Secretary
Date: October 08, 2020	Place: London

For and on behalf of VEDANTA HOLDINGS MAURITIUS LIMITED

Sd/-	Sd/-
Name: Ashwanee Ramsurrun	Name: Shakill Ahmad Toorabally
Designation: Director	Designation: Director
Date: October 8, 2020	Place: Mauritius

For and on behalf of VEDANTA HOLDINGS MAURITIUS II LIMITED

Sd/-	Sd/-
Name: Rajiv Mangar	Name: Shakill Ahmad Toorabally
Designation: Director	Designation: Director
Date: October 8, 2020	Place: Mauritius